Porter & Hedges llp	Robert G. Reedy	Porter & Hedges, L.L.P.
attorneys at law	Partner	RELIANT ENERGY PLAZA
	{713} 226-6674 Phone	1000 Main Street, 36th Floor
	{713} 226-6274 Fax	Houston, Texas 77002
	rreedy@porterhedges.com	{713} 226-6000 Phone
{713} 228-1331 Fax
porterhedges.com
June 12, 2009
Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Douglas Brown
Mr. Mike Karney

Re:	PetroQuest Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-3 filed May 20, 2009
File No. 333-158446

Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Response Letter dated May 20, 2009
File No. 001-32681
Dear Messrs. Schwall, Brown and Karney:
          This letter is in response to your letter dated June 11, 2009, to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form S-3 (the “Registration Statement”), annual report on Form 10-K (the “2008 Form 10-K”) and response letter (the “Response Letter”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.
Amendment No. 1 to Registration Statement on Form S-3
1.	Comment. We note your response to our prior comment 1 and reissue the comment. Please confirm that, in the event you conduct an “at-the-market offering” pursuant to the registration statement that goes effective without naming the underwriter, you will file a post-effective amendment for the purpose of naming the underwriter.

Response. The Company advises the Staff that in the event the Company conducts an “at-the-market offering” pursuant to the Registration Statement, which has been declared effective without naming the underwriter, the Company will name the underwriter pursuant to one of the methods permitted by Rule 430B(d) of the Securities Act of 1933,

U.S. Securities and Exchange Commission
June 12, 2009

as amended (the “Securities Act”), which include (i) a post-effective amendment to the Registration Statement (as provided in your comment) and (ii) a prospectus supplement filed with the Commission pursuant to Rule 424(b) of the Securities Act (as we discussed in the Response Letter). Enclosed with this letter as Exhibit 1 is an excerpt from Commission Release Nos. 33–8591, 34–52056, IC–26993, and FR–75, which was published in the Federal Register on August 3, 2005, confirming that underwriters may be included in the relevant prospectus supplement in connection with an “at-the-market offering.”

2.	Comment. We note your response to our prior comment 2 and reissue the comment. Please revise your disclosure to indicate if the underlying securities are listed in the fee table, and to the extent they are not, please revise your fee table to include the underlying securities.

Response. In response to the Staff’s comment, the Company will revise footnote no. 1 to the fee table of the Registration Statement to read in its entirety as follows (the text to be added is underlined):
The securities registered consist of $200,000,000 of an indeterminate number or amount of Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Warrants, Purchase Contracts, Units and Guarantees, as may be issued from time to time at indeterminate prices. In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this registration statement exceed $200,000,000 or the equivalent thereof in foreign currencies, foreign currency units or composite currencies. This registration statement also covers an indeterminate amount of securities registered hereunder and listed in the “Calculation of Registration Fee” table above as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder and listed in the “Calculation of Registration Fee” table above.
If the revised footnote is acceptable to the Staff, the Company will immediately file an amendment to the Registration Statement to reflect the modifications.
Engineering Comments
10-K for the Fiscal Year Ended December 31, 2008
3.	Comment. We have reviewed your response to our prior comments ten and eleven of our letter dated April 29, 2009. Please clarify that although the reserve estimates may have been prepared by third party engineers they are your responsibility. Also, the 10%

U.S. Securities and Exchange Commission
June 12, 2009

discount factor is required by FASB in Accounting Standard 69 and not specifically the Commission. Please revise your disclosure as necessary.

Response. The Company will comply with the Staff’s comment above and comments 10 and 11 of the Staff’s letter dated April 29, 2009, by modifying the risk factor in the first to occur of (i) the filing of the Company’s Form 10-Q for the quarterly period ended June 30, 2009, or (ii) the filing of a prospectus supplement to the Registration Statement. Enclosed with this letter as Exhibit 2 is a revised version of the risk factor containing additional changes to the risk factor previously provided to the Staff that the Company will include in the first to occur of the above-referenced filings to address the Staff’s comments.

4.	Comment. We have reviewed your response to prior comment 13. We believe a trend should represent more than just production guidance for the current year, especially since you state that you have materially grown reserves and production since 2003. A decline in your 2009 capital budget will affect future years and not necessarily the current year. We reissue our prior comment 13.

Response. The Company will comply with the Staff’s comment by expanding the disclosure in the Company’s future filings on Form 10-K and Form 10-Q to include trend information with respect to the Company’s production and reserves based on currently available information. Enclosed with this letter as Exhibit 3 is a revised version of an excerpt from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that the Company will include in its Form 10-Q for the quarterly period ended June 30, 2009, to address the Staff’s comment.

5.	Comment. We have reviewed your response to prior comment 14. We understand your issuance of frequent production guidance. However, we believe that if there is a material difference between the reserve report production forecast and actual production in the prior year this should be disclosed along with an explanation of why production guidance is materially different from the forecast in the reserve report. Therefore, we reissue prior comment 14.

Response. The Company advises the Staff that (i) the variance between the Company’s actual production in 2007 and the production forecasted in the Company’s reserve report for the year ended December 31, 2006 was approximately 1%, and (ii) the variance between the Company’s actual production in 2008 and the production forecasted in the Company’s reserve report for the year ended December 31, 2007 was approximately 1%. As a result, the Company does not believe that a material difference existed between the Company’s actual production and the production forecasted in the Company’s reserve report for the periods discussed above.

U.S. Securities and Exchange Commission
June 12, 2009

The Company will, however, comply with the Staff’s comment by expanding the disclosure in the Company’s future filings to disclose material variances, if any, in the Company’s actual production and the production forecasted in the immediately preceding reserve report.

6.	Comment. We have reviewed your response to prior comment 15. Please confirm that the stated production guidance is the same as the production forecast for 2009 in the 2008 reserve report. If not, we reissue prior comment 15.

Response. The Company advises the Staff that, consistent with the Company’s past practices, its 2009 production guidance was initially based on the production forecasted in the Company’s reserve report for the year ended December 31, 2008. The Company then modified (or risked) the forecasted production to take into account certain uncertainties inherent in the oil and gas business, such as hurricanes and other weather-related events, pipeline shuts-in, mechanical equipment failures and the like, as these uncertainties are not accounted for in the year-end reserve report. As a result, the mid-point of the Company’s production guidance for 2009 is approximately 10% lower than the production forecasted in the Company’s reserve report for the year ended December 31, 2008. However, the Company’s actual production for the first quarter of 2009 was greater than the upper limit of its production guidance for that quarter, and the Company expects that its actual production for the second quarter of 2009 will approximate the upper limit of its production guidance for that quarter. If the Company’s actual production for 2009 meets or exceeds the upper limit of the Company’s production guidance for that year, the variance between the Company’s actual production in 2009 and the production forecasted in the Company’s reserve report for the year ended December 31, 2008 will be approximately 5%. As a result, the Company does not believe that a material difference presently exists between the Company’s production guidance for 2009 and the production forecasted in the Company’s reserve report for the year ended December 31, 2008.

As discussed in the Company’s response to comment 5 above, the Company will expand the disclosure in the Company’s future filings to disclose material variances, if any, in the Company’s actual production and the production forecasted in the immediately preceding reserve report.

U.S. Securities and Exchange Commission
June 12, 2009

          This letter has been prepared at the direction of, and reviewed and approved by, the appropriate senior officers of the Company. I hope the foregoing materials are responsive to the Staff’s comments. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.
Regards,
/s/ Robert G. Reedy
Robert G. Reedy
Enclosures